January 8, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention: David L. Orlic
                 Special Counsel
                 Office of Mergers and Acquisitions

Re: ServiceSource International, Inc.
       Tender Offer Statement on Schedule TO-I
       Filed on December 21, 2012
       File No. 005-86636

Ladies and Gentlemen:

On behalf of ServiceSource International, Inc. (the "Company"), we are submitting this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated January 3, 2013 relating to the Company's Tender Offer Statement on Schedule TO-I.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response.

General
  Disclosure states that, if the fair market value of your common stock increases during the offering period, you will not accept for exchange any in-the-money options. Please confirm your understanding that exclusion of such options would require that the offer remain open for at least ten business days from the date that notice of such decrease in the percentage of options sought is first published, sent or given to security holders, or advise as to your alternative analysis. See Rule 14e-1(b).

  We respectfully inform the Staff that the Company believes that the exclusion of any in-the-money options would not require that the offer remain open for an additional ten business days from the date that notice of such decrease in the percentage of options sought is first published, sent or given to the security holders.

Securities and Exchange Commission
January 8, 2013

  The Company in conducting this tender offer is relying upon the Commission's 2001 Exemptive Order regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the "Exemptive Order"), which permits an issuer to make design decisions in the offer consistent with an issuer's compensation policies and practices. As detailed in Section 3 of the offer document, the Company has undertaken this tender offer in order to improve retention and incentive benefits of equity awards for the Company's current employees, among other reasons. As part of the offer, the Company is offering less shares based on an exchange ratio and the implementation of a one year black-out period for exercisability for eligible employees who choose to exchange their existing, out-of-the-money options for "New Options" with an exercise price set on the expiration date of the offer, which is the new grant date for the New Options.

  The Company has noted in the offer, including in Q&A 8, the existing exercise prices for the "Eligible Options" that may be at risk of becoming "In-The-Money Options" and not eligible for exchange. Given the increase in the Company's stock price between the date of original launch and the date of this letter, all of the options with exercise prices of US$5.80 and US$6.20 would likely not be exchanged as they would be considered In-The-Money Options if the offer had expired today. Therefore, by design of the tender offer, the Company has disclosed that if the market price of the Company's common stock has increased to above the exercise price of the various Eligible Options, then such options will be In-The-Money Options and not accepted for exchange by the Company. The Company respectfully notes that the terms of the offer are clear to the security holders that the number of options to be accepted by the Company has been pre-set by this formula.

  The disclosed structure of the offer is in contrast to the intent of Rule 14e-1(b) which is designed to prevent fraudulent or manipulative acts or practices by limiting newly announced increases or decreases in the percentage of a class of securities. As an example for illustrative purposes, if the Company decided to only accept a portion of the Eligible Options based on some arbitrary measure (say only half of the holdings from each eligible holder) or to change the consideration for each Eligible Option by either a different exchange ratio or different terms other than the implementation of the one year black-out period for exercises, the Company acknowledges that it would be required to hold the offer open for at least an additional ten business days from the date of such notice.

  In addition, the design of the offer is meant to protect the eligible employee holders from exchanging In-The-Money Options for fewer options (based on the exchange ratio) and the implementation of the one year black-out period. Consistent with other offers over the past several years under the Exemptive Order, the Company will be emailing to the eligible holders the last reported market price for the Company's common stock on the last day of the offer, as soon as practicable after the closing market price of the Company's common stock is known. Such last reported market price will be the exercise price for the New Options. Eligible holders will then have until 9:00 p.m. California time to make their final elections with respect to the offer via the offer website. By designing the offer to automatically exclude In-The-Money Options, the Company believes that it has simplified the offer overall in that the

Securities and Exchange Commission
January 8, 2013

  Company is not requiring all of these eligible holders to have to opt-out or withdraw any elections related to the In-The-Money Options. The Company has designed the offer to avoid the unintended consequence of having employees tender any In-The-Money Options for options with less favorable terms.

  The Company is committed to providing complete information, and the Company has included in the amended offer notice disclosure reminding the Eligible Holders that the current market price of the Company's common stock is in excess of the US$5.75 per share trigger for the offer. The Company has also included language in the offer document to reiterate that the options with exercise prices of US$5.80 and US$6.20 would be, based on current market prices, In-The-Money Options and not exchanged (of course, subject to further market price fluctuations and the final market closing price on the date of expiration of the offer).

  Conditions of the Offer, page 48

  The condition in the second bullet point is subjective. Security holders must be able to evaluate the genuineness of the offer, and therefore the offer can be subject only to conditions that are objective. Please revise

  In response to the Staff's comment, the Company has revised the second bullet point as follows to be objective and not subjective:

    Any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction will have been enacted, enforced or deemed applicable to the offer, any of which would restrain, prohibit or delay completion of the offer;

  We refer to the disclosure in the last paragraph of this section regarding your failure to assert conditions. Please note that if you proceed with the offer without asserting a condition, we believe that this amounts to a waiver of that condition, and, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. In addition, when a condition is rendered incapable of satisfaction prior to the expiration date, you should promptly inform holders of how you intend to proceed, rather than wait until expiration. Please confirm your understanding of these points.

  The Company confirms that if an offer condition is triggered, and the Company decides to continue with the offer anyway without asserting the condition, the Company concurs with the Staff that a waiver of the triggered condition will have occurred, and the Company will be required to assess the materiality of such waived condition and any necessary extension and/or related disclosure that need to be made. Further, the Company confirms that if an offer condition is triggered such that the condition is rendered incapable of

Securities and Exchange Commission
January 8, 2013

  satisfaction prior to the expiration date of the offer, the Company will promptly notify holders of eligible options as to how the Company intends to proceed with the offer.

  Interests of directors and executive officers; transactions and arrangements ..., page 55

  Please provide the information required by Items 1004(b) and 1008(a) of Regulation M-A with respect to Eligible Options, or advise.

  In response to the Staff's comment, the Company has revised Section 11 of the offer document to include the detailed information required by Items 1004(b) and 1008(a) of Regulation M-A with respect to the all outstanding options and the Eligible Options.

  Additional information, page 59

  We note the disclosure in the second full paragraph of this section. The federal securities laws do not authorize incorporation by reference into your offering document of future filings made with the Commission. Please revise to indicate that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

  The Company has deleted the second full paragraph of Section 18 of the offer document. The Company acknowledges the Staff's comment that the Company will, to the extent required, amend the offering materials to disclose any material changes to the information published, sent or given to the security holders to the extent required.

* * *

In addition, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please contact Tony Jeffries or Michael Coke of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or the undersigned at (415) 901-7714 if you have any questions or require further information regarding this matter.

Securities and Exchange Commission
January 8, 2013

Sincerely,

/s/ Paul Warenski
Executive Vice President, General Counsel
and Secretary

Enclosures

cc: Tony Jeffries
    Michael Coke
    Wilson Sonsini Goodrich & Rosati, P.C.